Exhibit 99.1

Stellar Biotechnologies Retains Stonegate for Institutional Outreach

PORT HUENEME, CA, (May 7, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH) announced today it has retained Stonegate, Inc. (“Stonegate”) to provide institutional investor outreach and capital markets advisory for the Company pending regulatory approval.

“Stellar has reached a key point of our business development and immunotherapy research program where we believe we are well positioned to increase our institutional outreach efforts. Our core business of manufacture and supply of KLH protein continues to strengthen our position to negotiate alliances with commercial partners in parallel with their clinical successes.  We continue to make breakthroughs in aquaculture science and our immunotherapy program targeting Clostridium difficile (“C. diff") is on track to deliver data midsummer.  These achievements coupled with our strong financial position to support our efforts, reinforces my confidence that we have a compelling story to tell,” said Frank Oakes, president and chief executive officer of Stellar Biotechnologies.  “Stonegate’s team has more than a 40-year track record of success connecting growth companies with institutional investors.  Their highly focused approach to deliver effective and innovative targeting solutions should help expand our institutional awareness and shareholder base.”

Stonegate is a 40-year old research, capital markets advisory and investment banking boutique dedicated to serving the specialized needs of small-cap public companies. Stonegate provides research, sales and trading, corporate finance, strategic advisory and investor relations’ services to a select group of clients. They work with the leading institutional investors in the U.S. and Europe who are seeking high quality investment opportunities in the small cap marketplace.

Stonegate will receive a fee of US $5,000 per month for six months through September 30, 2014, with an optional monthly renewal thereafter. The agreement may be cancelled after the initial six-month term upon 10 days written notice.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-Venture: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology. We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities in the United States, or to, or for the benefit or account of, a U.S. Person or persons in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.